                                                     ---------------------------
                                                     OMB APPROVAL
                  UNITED STATES                      OMB NUMBER     3235-0145
      SECURITIES AND EXCHANGE COMMISSION             EXPIRES:  FEBRUARY 15, 2000
             WASHINGTON, D.C. 20549                  ESTIMATED AVERAGE BURDEN
                                                     HOURS PER RESPONSE... 14.90
                                                     ---------------------------





                                  SCHEDULE 13G




                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            PRINTCAFE SOFTWARE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    742562101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                DECEMBER 31, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ] Rule 13d-1(b)

      [ ] Rule 13d-1(c)

      [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                PAGE 1 OF 8 PAGES
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CUSIP NO. 742562101                    13G                    PAGE 2 OF 8 PAGES

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 1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        HarbourVest Partners, LLC
        I.R.S. No. 04-3335829

--------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  [ ]
                                                                (b)  [ ]
        N/A

--------------------------------------------------------------------------------
 3      SEC USE ONLY


--------------------------------------------------------------------------------
 4      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

--------------------------------------------------------------------------------
                    5     SOLE VOTING POWER
 Number of
   Shares                 1,532,052 (Sold on January 30, 2003)

                ----------------------------------------------------------------
Beneficially        6     SHARED VOTING POWER
  Owned by
    Each                  -0-

                ----------------------------------------------------------------
 Reporting          7     SOLE DISPOSITIVE POWER
   Person
    With                  1,532,052 (Sold on January 30, 2003)

                ----------------------------------------------------------------
                    8     SHARED DISPOSITIVE POWER

                          -0-

--------------------------------------------------------------------------------
 9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,532,052 (Sold on January 30, 2003)

--------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

        N/A

--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        14.4%

--------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*

        IA

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                PAGE 2 OF 8 PAGES

CUSIP NO. 742562101                    13G                    PAGE 3 OF 8 PAGES

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 1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        D. Brooks Zug

--------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  [ ]
                                                                (b)  [ ]
        N/A

--------------------------------------------------------------------------------
 3      SEC USE ONLY


--------------------------------------------------------------------------------
 4      CITIZENSHIP OR PLACE OF ORGANIZATION

        USA

--------------------------------------------------------------------------------
                    5     SOLE VOTING POWER
 Number of
   Shares                 -0-

                ----------------------------------------------------------------
Beneficially        6     SHARED VOTING POWER
  Owned by
    Each                  1,532,052 (Sold on January 30, 2003)

                ----------------------------------------------------------------
 Reporting          7     SOLE DISPOSITIVE POWER
   Person
    With                  -0-

                ----------------------------------------------------------------
                    8     SHARED DISPOSITIVE POWER

                          1,532,052 (Sold on January 30, 2003)

--------------------------------------------------------------------------------
 9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,532,052 (Sold on January 30, 2003)

--------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

        N/A

--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        14.4%

--------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*

        IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                PAGE 3 OF 8 PAGES

CUSIP NO. 742562101                    13G                    PAGE 4 OF 8 PAGES

--------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Edward W. Kane

--------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  [ ]
                                                                (b)  [ ]
        N/A

--------------------------------------------------------------------------------
 3      SEC USE ONLY


--------------------------------------------------------------------------------
 4      CITIZENSHIP OR PLACE OF ORGANIZATION

        USA

--------------------------------------------------------------------------------
                    5     SOLE VOTING POWER
 Number of
   Shares                 -0-

                ----------------------------------------------------------------
Beneficially        6     SHARED VOTING POWER
  Owned by
    Each                  1,532,052 (Sold on January 30, 2003)

                ----------------------------------------------------------------
 Reporting          7     SOLE DISPOSITIVE POWER
   Person
    With                  -0-

                ----------------------------------------------------------------
                    8     SHARED DISPOSITIVE POWER

                          1,532,052 (Sold on January 30, 2003)

--------------------------------------------------------------------------------
 9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,532,052 (Sold on January 30, 2003)

--------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

        N/A

--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        14.4%

--------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*

        IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                PAGE 4 OF 8 PAGES

Item 1(a)    Name of Issuer:
             Printcafe Software, Inc.

Item 1(b)    Address of Issuer's Principal Executive Offices:
             40 24th Street, 5th floor
             Pittsburgh, PA  15222

Item 2(a)    Name of Person Filing:
             This filing is made on behalf of HarbourVest Partners, LLC ("HarbourVest"), Edward W. Kane ("Kane") and D. Brooks Zug ("Zug").

Item 2(b)    Address of the Principal Offices:
             The principal business office of each reporting person is One Financial Center 44th floor, Boston, Massachusetts 02111.

Item 2(c)    Citizenship:
             HarbourVest is organized and exists under the laws of the State of Delaware. Kane and Zug are United States citizens.

Item 2(d)    Title of Class of Securities:
             Common Stock

Item 2(e)    CUSIP Number:
             742562101

Item 3       If the Statement is being filed pursuant to Rule
             13d-1(b), or 13d-2(b), check whether the person filing is a:

             HarbourVest:  (e) (X) Investment Adviser registered under Section
                                   203 of the Investment Advisers Act of 1940.

             Kane:         Not Applicable

             Zug:          Not Applicable


                                PAGE 5 OF 8 PAGES

Item 4       Ownership:

            (a) Amount Beneficially Owned: As of December 31, 2002, HarbourVest had beneficial ownership of 1,532,052 shares of Common Stock, all of which shares were sold on January 30, 2003 (see Schedule 13G, Amendment No. 1 filed on February 6,
                  2003). HarbourVest is the managing member of HarbourVest VI-Direct Associates LLC, which is the general partner of HarbourVest Partners VI-Direct Fund L.P. ("Fund VI"). Fund VI was the record and ultimate owner of the foregoing securities. HarbourVest, in its capacity as managing member of the general partner of Fund VI has the sole power to vote and dispose of the securities held by Fund VI. Messrs. Kane and Zug are Managing Members of HarbourVest. As such, they share the voting control of HarbourVest. While neither of them owns of record any shares of Printcafe Software, Inc., as the result of their positions, Kane and Zug may be deemed to be beneficial owners of and to have the power to exercise or to direct the exercise of voting and/or dispositive power with respect to the shares reported herein. Messrs. Kane and Zug disclaim beneficial ownership over any of the reported securities which they may be deemed to beneficially own.

            (b)   Percent of Class: 14.4% of the Common Stock.

            (c)   Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: HarbourVest had sole power to vote or to direct the vote of 1,532,052 shares of Common Stock.

                  (ii) shared power to vote or to direct the vote: Kane and Zug shared the power to vote 1,532,052 shares of common stock.

                  (iii) sole power to dispose or to direct the disposition of:

                        HarbourVest had sole power to dispose or to direct the disposition of 1,532,052 shares of Common Stock.

                  (iv)  shared power to dispose or to direct the disposition of:

                        Kane and Zug shared the power to dispose of 1,532,052 shares of common stock.

Item 5       Ownership of Five Percent or Less of a Class:

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6       Ownership of More than Five Percent on Behalf of Another Person:

             See Item 4 above.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

             Not applicable.

Item 8       Identification and Classification of Members of the Group:

             Not applicable.

Item 9       Notice of Dissolution of a Group:

             Not applicable.

Item 10      Certification:

             By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                PAGE 6 OF 8 PAGES
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                                    SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 6, 2003               HARBOURVEST PARTNERS, LLC

                                       By:    /s/ Martha D. Vorlicek
                                              ----------------------------
                                       Name:  Martha D. Vorlicek
                                       Title: Managing Director

Dated:  February 6, 2003               EDWARD W. KANE

                                       By:    /s/ Edward W. Kane
                                              ----------------------------
                                       Name:  Edward W. Kane

Dated:   February 6, 2003              D. BROOKS ZUG

                                       By:    /s/ D. Brooks Zug
                                              ----------------------------
                                       Name:  D. Brooks Zug


      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec. 240.13d-7 for other parties for whom copies are to be sent.

      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)


                                PAGE 7 OF 8 PAGES

EXHIBIT A

                             JOINT FILING AGREEMENT

      HarbourVest Partners, LLC, Edward W. Kane and D. Brooks Zug agree that the
Schedule 13G, to which this Agreement is attached, relating to the Common Stock of Printcafe Software, Inc., is filed on behalf of each of them.


Dated:  February 6, 2003               HARBOURVEST PARTNERS, LLC

                                       By:    /s/ Martha D. Vorlicek
                                              ----------------------------
                                       Name:  Martha D. Vorlicek
                                       Title: Managing Director

Dated:  February 6, 2003               EDWARD W. KANE

                                       By:    /s/ Edward W. Kane
                                              ----------------------------
                                       Name:  Edward W. Kane

Dated:   February 6, 2003              D. BROOKS ZUG

                                       By:    /s/ D. Brooks Zug
                                              ----------------------------
                                       Name:  D. Brooks Zug


                                PAGE 8 OF 8 PAGES